Exhibit 77(i)

Terms of New or Amended Securities

1.
On May 30, 2008, the Board of Trustees of ING Senior Income Fund approved renewing the waiver of the service fee of 0.25% payable to ING Funds Distributor, LLC under the Service and Distribution Plan for Class B Shares of ING Senior Income Fund.  The waiver is effective from July 1, 2008 through July 1, 2009.